SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

Announcement | Lisbon | 26 March 2014

Disclosure of CVM Resolution

Portugal Telecom, SGPS S.A. (“PT”) informs on Comissão de Valores Mobiliários (“CVM”) resolution related to the General Meeting of Oi, to occur on 27 March 2014, accordingly to the company’s announcement attached hereto.

Contact:

Nuno Vieira, Investor Relations Director

nuno.t.vieira@telecom.pt

Tel: +351 21 500 1701

Fax: +351 21 500 0800

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	accessed on the Reuters under the	Tel.: +351 21 500 1701
	and Corporation no. 503 215 058	symbols PTC.LS and PT and on	Fax: +351 21 500 0800
Bloomberg under the symbol PTC PL.

www.telecom.pt

1

Oi S.A.

Corporate Taxpayers’ Registry

(CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company”, BM&FBovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) in accordance with article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporations Law”) and CVM Instruction No. 358/02, and in furtherance of the Material Facts dated as of October 2, 2013 and February 20, 2014, notifies its shareholders and the market in general that as of the date hereof, Oi became aware of the decision issued by the Collegiate of the Brazilian Securities and Exchange Commission (“CVM”) regarding the appeal filed by Oi in connection with (i) the exercise of voting rights included in the agenda of the general shareholders’ meeting called for March 27, 2014 regarding the valuation report of assets to be contributed by Portugal Telecom SGPS, S.A. (“Portugal Telecom”) and (ii) the possibility of exercising of withdrawal rights by Oi’s ordinary shareholders dissenting from the resolution regarding the merger of Oi’s shares by Telemar Participações S.A. (“CorpCo”), subject to approval at a shareholders’ meeting in the future.

Exercise of Voting Rights at the General Shareholders’ Meeting of March 27, 2014

In connection with the exercise of voting rights, the Collegiate of CVM confirmed Oi’s understanding that, except for the shareholders Portugal Telecom and its controlled company, Bratel Brasil S.A., there is no impediment to the exercise of voting rights by the other shareholders of Oi, including CorpCo and its controlled company, Valverde Participações S.A., in relation to the proposed agenda for the general shareholders’ meeting regarding the valuation report of assets to be contributed by Portugal Telecom to the Company.

Withdrawal Rights

In connection with the withdrawal rights, the Collegiate of the CVM confirmed Oi’s understanding that the requirements of liquidity and a disperse shareholder base set forth by article 137, II, of the Brazilian Corporations Law, shall be verified upon the shareholders’ meeting triggering the withdrawal rights (i.e., at the time of the shareholders’ meeting to approve merger of Oi’s shares by CorpCo), so that the ordinary shares issued by Oi are not entitled to such rights considering it will have a disperse shareholder base at the time of the general shareholders’ meeting deciding on the merger of Oi’s shares by CorpCo.

Finally, the Company confirms the shareholders’ meeting called for March 27 at 10a.m. in its headquarters.

Oi will keep its shareholders and the market informed of any other material subsequent events related to the Transaction.

Rio de Janeiro, March 25, 2014.

Bayard De Paoli Gontijo
Chief Financial Officer and Investor Relations Officer
Oi S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.